SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ (TAX ID) 02.558.144/0001-93 – NIRE (STATE ID) 29300023892
Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.,HELD ON AUGUST 25, 2003.

1.     DATE, TIME AND VENUE: August 25, 2003, at 9 p.m., at Praia de Botafogo, 501, 7th floor, Rio de Janeiro – RJ.

2.     PRESIDING OFFICERS: Felix Pablo Ivorra Cano – Presiding Officer; Evandro Luís Pippi Kruel – Secretary.

3.     INITIATION: The meeting began, in the presence of the undersigned Board Members, there being a quorum under the terms of the Company´s Bylaws.

4.     AGENDA AND RESOLUTIONS:

4.1     Election of Board Member: the Board Members acknowledged Mr. João Fábio de Souza Tavares’ resignation, who was elected to the Board at the Ordinary General Meeting held on March 24, 2003. Due to this fact, the Board of Directors elects, in replacement of the resigning Board Member and by indication of the minority shareholders who had him elected, Mr. Paulo Henrique de Almeida, Brazilian, married, economist, bearer of ID card number 410.289-4, SSP/PR, registered with the CPF -Individual Taxpayers’ Registration Number – 058.771.648-72, resident and domiciled at Av. Silva Jardim, 2109, apt. 901, Curitiba – Paraná. The Board Member hereby elected, will complete his term of office in due course, that is, he will be in office until the 2006 Ordinary General Meeting. It is also confirmed that Mr. Paulo Henrique de Almeida has declared that he is not subject to any of the crimes provided for in the Law that would prevent him from exercising commercial activities, and that he is in a position to sign the declaration required by the CVM Instruction no. 367/2002 and that he undertakes to submit this declaration duly signed, at the time of signing his Declaration of Taking Office.

4.2.     Election of Vice President for Regulatory Matters and Institutional Relations: elect to the position of Vice President for Regulatory Matters and Institutional Relations, Mr. José Carlos de La Rosa Guardiola, Spanish, divorced, engineer, bearer of foreigner’s identity document RNE no. V2715938, issued by the SE/DPMAF/DPF and registered with the CPF – Individual Taxpayers’ Registration Number 802.367.825-68, resident and domiciled at Capital of the State of Rio de Janeiro, having his business address at Praia de Botafogo, 501/7th floor, Torre Pão de Açúcar, Botafogo, Rio de Janeiro – RJ, as indicated in the meeting of the Company´s Board of Directors, held on April 16, 2003. The Director hereby elected, will complete his term of office on April 16, 2006. It is also confirmed that the administrator declares that he is not subject to any of the crimes provided for in the Law that would prevent him from exercising commercial activities, and that he is in a position to sign the declaration required by the CVM Instruction no. 367/2002 and that he undertakes to submit this declaration duly signed, at the time of signing his Declaration of Taking Office. With Mr. José Carlos de La Rosa Guardiola´s election, Mr. Paulo Cesar Pereira Teixeira leaves the position of Vice President for Regulatory Matters and Institutional Relations, which he temporary filled.

5.     CLOSURE OF THE MEETING: With no further matters to be dealt with, the meeting was adjourned and the present minutes were drawn up, which read and approved, is signed by the Board Members present and by the Secretary, and is included in the appropriate book.

Signatures: Felix Pablo Ivorra Cano – Presiding Officer; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Eduardo Carlos Gadelha de Faria – Board Members; Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Board Members represented by Mr. Felix Pablo Ivorra Cano; Carlos Manuel de Lucena e Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava and Pedro Manuel Brandão Rodrigues – Board Members represented by Mr. Eduardo Perestrelo Correia de Matos and Evandro Luís Pippi Kruel – Secretary.

It is hereby declared, for all lawful purposes, that the present document is a true copy of the minutes drawn up and included in the appropriate Book.

Evandro Luís Pippi Kruel
Secretary – OAB-RS 18,780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.